Exhibit 12

PHILIP MORRIS INTERNATIONAL INC. AND SUBSIDIARIES

Computation of Ratios of Earnings to Fixed Charges

(in millions of dollars)

Three Months Ended March 31, 2011

Earnings before income taxes	$2,794

Add (deduct):
Equity in net loss of less than 50% owned affiliates	2
Dividends from less than 50% owned affiliates
Fixed charges	261
Interest capitalized, net of amortization	-

Earnings available for fixed charges	$3,057

Fixed charges:

Interest incurred	$238
Portion of rent expense deemed to represent interest factor	23

Fixed charges	$261

Ratio of earnings to fixed charges	11.7

Exhibit 12

PHILIP MORRIS INTERNATIONAL INC. AND SUBSIDIARIES

Computation of Ratios of Earnings to Fixed Charges

(in millions of dollars)

	For the Years Ended December 31,
	2010	2009	2008	2007	2006
Earnings before income taxes	$10,324	$9,243	$9,937	$8,884	$8,208

Add (deduct):
Equity in net loss (earnings) of less than 50% owned affiliates	8	6	64	(100)	(163)
Dividends from less than 50% owned affiliates			12	100	154
Fixed charges	1,069	1,006	618	359	446
Interest capitalized, net of amortization	1	2	(11)	(8)	(4)

Earnings available for fixed charges	$11,402	$10,257	$10,620	$9,235	$8,641

Fixed charges:

Interest incurred	$976	$920	$543	$280	$378
Portion of rent expense deemed to represent interest factor	93	86	75	79	68

Fixed charges	$1,069	$1,006	$618	$359	$446

Ratio of earnings to fixed charges	10.7	10.2	17.2	25.7	19.4